

December 27, 2012

Via E-mail
Gordon A. Milne
CFO
The Ryland Group, Inc.
3011 Townsgate Road, Suite 200
Westlake Village, California 91361-3027

> **Re: The Ryland Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 5, 2012**
> **File No. 1-8029**

Dear Mr. Milne:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 20

1. In future filings, in circumstances where there is more than one business reason for changes in a line item, please quantify the incremental impact of each individual business reason. We note, for example, that for each of your homebuilding segments you attribute changes in gross margin to fluctuations in certain factors, such as land and construction costs, inventory, sales incentives, price concessions, and leverage of direct overhead expense, but you do not quantify any of these factors. Without additional analysis and quantification it is unclear how conditions differed within each of your homebuilding segments and which of these factors had the greatest or least impact on operating results. Please revise your disclosure accordingly in future filings. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

2. Please expand your homebuilding segments discussion and analysis of revenues and gross profit margin to provide investors with an understanding of the underlying factors causing the changes in the number of homes delivered and the average closing prices. In this regard, there should be a discussion and analysis of the material changes in the home deliveries and closing prices at the market level and/or the community level to the extent that there are material offsetting results (i.e., the material home buying trends that are specific to each of your operating segments that are positively and negatively impacting your operating results). In this regard, we note that you decided to exit the Dallas and Jacksonville markets to focus on more profitable markets. However, there were no disclosures in your prior Form 10-K that these markets were not profitable and/or bringing down the margins in the corresponding segments. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance.

Impairments, page 29

3. Considering the impact to your consolidated financial statements and to your homebuilding segment results, please provide investors with the specific underlying factors that contributed to the continued recognition of inventory impairment charges for each period presented. Please provide us with the disclosures you intend to include in future filings.

4. We note your statement that eight communities that you expect to build homes in were impaired for $5.7 million with the remaining $8 million impairment charges related to land and lots held for immediate sale. We further note the table you present, which provides the total number of communities impaired during each fiscal year presented and shows 18 impaired communities for fiscal year 2011. Please reconcile these two disclosures for us and revise your disclosures in future filings to clarify these two disclosures.

Note B: Segment Information, page 52

5. We note that you recognized inventory impairment charges totaling $13.7 million, or 11.7% of homebuilding gross profit, for fiscal year 2011; $32.2 million, or 30.2% of homebuilding gross profit, for fiscal year 2010; and $179.4 million, or over 100% of homebuilding gross loss, for fiscal year 2009. As such, please disclose the inventory impairment charges recognized for each period presented for each of your reportable segments. Please refer to ASC 280-10-50-22(j) for guidance.

Note K: Commitments and Contingencies, page 65

6. We note your disclosure on page 67 that actual future litigation costs could differ from your current estimates of your probable losses. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is

immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Note L: Supplemental Guarantor Information, page 67

7. We note that each of your registered notes contain release provisions for your guarantor subsidiaries. We further note your disclosure that all of the guarantees are full and unconditional. In future filings, please provide a description of the release provisions when disclosing that the guarantees are full and unconditional. Please provide us with the disclosures you intend to include in your next periodic report.

8. We note that the guarantor subsidiaries are 100% owned by you. As such, it is unclear why net (loss) from continuing operations and loss from discontinued operations, net of taxes for the TRG, Inc. column does not agree to the consolidated total for these line items, similar to the other two fiscal years presented. Please advise.

9. In future filings, please separately present investment in subsidiaries and intercompany receivables. In this regard, the intercompany receivables are presumably due on demand. Therefore, it does not appear appropriate to combine a short-term asset with a long-term asset.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Consolidated Statements of Earnings, page 3

10. In future quarterly filings, please report total comprehensive income as a single continuous report or in two separate but consecutive financial statements. Please refer to ASC 220-10-45-18 for guidance. Please also confirm that you will address the guidance in ASC 220-10-45-1 – 45-17 in your annual filings. Finally, please confirm that you will also address this guidance when providing your condensed consolidating financial statements in accordance with Article 3-10 of Regulation S-X.

Note 10: Debt and Credit Facilities, page 14

11. We note that you issued $225 million convertible senior notes with a conversion rate that is subject to adjustment upon the occurrence of certain events. Please expand your disclosures in future filings to clarify what those events are, whether these events are considered standard antidilution provisions, and whether these convertible senior notes meet the definition of conventional convertible debt. Please refer to ASC 815-40-25-39 – 25-42 for guidance. Please also expand your disclosures in future filings to clarify the parties that may exercise the conversion option and the timing of the ability to exercise the option. Please provide us with the disclosures you intend to include in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney at (202) 551-3442, or in her absence, Pamela A. Long, Assistant Director, at (202) 551-3765, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief